UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
22 May 2013

PENGUIN REACHES COMPREHENSIVE AGREEMENT WITH THE US STATE ATTORNEYS GENERAL AND PRIVATE CLASS PLAINTIFFS

Penguin has reached a comprehensive agreement with the US State Attorneys General and private class plaintiffs to pay $75 million in consumer damages plus costs and fees to resolve all antitrust claims relating to eBook pricing.  Penguin has also committed to the State Attorneys General to abide by the same injunctive relief as previously agreed in a separate settlement with the Department of Justice.

In anticipation of reaching this agreement, Pearson had made a $40m provision for settlement in its 2012 accounts. An incremental charge will be expensed in Pearson's 2013 statutory accounts as part of the accounting for the Penguin Random House joint-venture.

ENDS

For more information:

Pearson:  Simon Mays-Smith/ Charles Goldsmith: + 44 207 010 2310
Penguin:  Rebecca Sinclair: + 44 207 010 4279

PEARSON plc

Date: 22 May 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary